INNOVATIVE MEDICAL SERVICES
1725 Gillespie Way
El Cajon, California 92020




January 15, 2003




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:    Innovative Medical Services (the "Company")
                           SEC File Number: 333-101488
                           Form S-3 Registration Statement


Ladies and Gentlemen:

         We previously filed the above-referenced Form S-3 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because we believe that the Form S-3 may not be the appropriate form to register the Company's securities. We will be filing a new registration statement on Form S-2. If you have any questions concerning this matter, please contact the undersigned or our securities counsel, Dennis Brovarone, 18 Mt. Laurel Drive, Littleton, CO 80127, 303 466 4092.

         Thank you for your assistance in this matter.


INNOVATIVE MEDICAL SERVICES


By: /s/ MICHAEL L. KRALL
    --------------------
    Michael L. Krall,  President